ArcelorMittal announces the signature of a mandate with a bank in connection with its share buy back program

Luxembourg, 1 July 2008 – Further to ArcelorMittal’s 44 million share buy-back program, as announced on 12 December and on 18 December 2007 and pursuant to the Annual General Shareholders Meeting (AGM) of 13 May 2008 authorizing a share buyback program, ArcelorMittal announces that Frecolux, a Luxembourg subsidiary of ArcelorMittal, has given a mandate on 27 June 2008 to EXANE BNP Paribas. The terms of this mandate are within the limits of the authorization given at the AGM and set out in an ArcelorMittal press release on 13 May 2008.

Purchases will be effected on Euronext Paris and off market and may be extended to other markets.

This share buy-back mandate is expected to commence on 2 July 2008 and shall end at the earliest of 31 August 2008 or the moment on which the number shares acquired by EXANE BNP Paribas since the start of this mandate attains 10 million shares, unless the mandate has been terminated by ArcelorMittal prior to such date.

In connection with the above-mentioned share buy back program, ArcelorMittal had, as of the close of business on 27 June 2008, repurchased a total of 22.7 million shares at an average price of € 50.69 per share. This number includes 440,372 shares repurchased by ArcelorMittal between 23 and 27 June 2008 at an average price of EUR 62.5494 per share, and for a total cost of €27,544,989.

Notice to Investors

The share buy-back program does not constitute an offer to purchase or a solicitation of an offer to purchase any securities, or an invitation by or on behalf of ArcelorMittal to purchase any such securities in circumstances or in any jurisdiction in which such an offer or solicitation is unlawful.

The share buy-back program is not intended to constitute a tender offer by or on behalf of ArcelorMittal for its own shares. ArcelorMittal has taken no steps to allow for a tender offer for its shares in any jurisdiction.

This document may not be distributed in any jurisdiction except in accordance with the legal requirements applicable in such a jurisdiction.